UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

433000106

(CUSIP Number)

January 20, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433000106	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NewView HMS SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,702,908 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,702,908 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,702,908 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.35% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed by NewView HMS SPV, LLC (“HMS SPV LLC”), NewView HMS SPV Partners, LLC (“HMS SPV Partners”) and Ravi Viswanathan (“Viswanathan” and together with HMS SPV LLC and HMS SPV Partners, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The securities reported herein are held by HMS SPV LLC. HMS SPV Partners serves as the sole managing member of HMS SPV LLC and has sole voting and investment control over the shares owned by HMS SPV LLC and may be deemed to own beneficially the shares held by HMS SPV LLC. HMS SPV Partners owns no securities of the Issuer directly. Viswanathan is the Manager of HMS SPV Partners and shares voting and dispositive power over the shares held by HMS SPV LLC, and may be deemed to own beneficially the shares held by HMS SPV LLC. Viswanathan owns no securities of the Issuer directly.

(3)

In connection with the merger described in that certain Agreement and Plan of Merger, dated as of September 30, 2020, by and among Oaktree Acquisition Corp., now known as Hims & Hers Health, Inc. (“New Hims”), RX Merger Sub Inc., and Hims, Inc. (the “Merger”), HMS SPV LLC received (i) 8,789,186 shares of Class A Common Stock of New Hims; (ii) 859,764 shares of restricted New Hims Class A Common Stock (the “Earn Out Shares”) and (iii) 53,958 shares of New Hims Class A Common Stock that can be acquired upon the exercise of an existing warrant. The Earn Out Shares vest in equal thirds if the trading price of New Hims Class A Common Stock is greater than or equal to $15, $17.50 and $20 for any 10 trading days within any 20-trading day period (the “Earn Out Conditions”). If the Earn Out Conditions are not met during the five years following closing (the “Earn Out Period”), then the unvested Earn Out Shares will be automatically forfeited.

(4)

This calculation is based on 181,487,235 shares of Class A Common Stock, reported to be outstanding as of January 20, 2021 in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2021.

CUSIP No. 433000106	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NewView HMS SPV Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,702,908 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,702,908 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,702,908 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.35% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The securities reported herein are held by HMS SPV LLC. HMS SPV Partners serves as the sole managing member of HMS SPV LLC and has sole voting and investment control over the shares owned by HMS SPV LLC and may be deemed to own beneficially the shares held by HMS SPV LLC. HMS SPV Partners owns no securities of the Issuer directly. Viswanathan is the Manager of HMS SPV Partners and shares voting and dispositive power over the shares held by HMS SPV LLC, and may be deemed to own beneficially the shares held by HMS SPV LLC. Viswanathan owns no securities of the Issuer directly.

(3)

In connection with the Merger, HMS SPV LLC received (i) 8,789,186 shares of Class A Common Stock of New Hims; (ii) 859,764 Earn Out Shares and (iii) 53,958 shares of New Hims Class A Common Stock that can be acquired upon the exercise of an existing warrant. The Earn Out Shares vest according to the Earn Out Conditions. If the Earn Out Conditions are not met during the Earn Out Period, then the unvested Earn Out Shares will be automatically forfeited.

(4)	This calculation is based on 181,487,235 shares of Class A Common Stock, reported to be outstanding as of January 20, 2021 in the Issuer’s Form 8-K, filed with the SEC on January 26, 2021.

CUSIP No. 433000106	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ravi Viswanathan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,777,289 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,777,289 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,777,289 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.14% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The securities reported herein are held by NewView Capital Fund I, L.P. (“Capital Fund”) and HMS SPV LLC. NewView Capital Partners I, LLC (“Capital Partners”) serves as the sole general partner of Capital Fund and has sole voting and investment control over the shares owned by Capital Fund and may be deemed to own beneficially the shares held by Capital Fund. Capital Partners owns no securities of the Issuer directly. Viswanathan is the Managing Member of Capital Partners and shares voting and dispositive power over the shares held by Capital Fund, and may be deemed to own beneficially the shares held by Capital Fund. Viswanathan owns no securities of the Issuer directly. HMS SPV Partners serves as the sole managing member of HMS SPV LLC and has sole voting and investment control over the shares owned by HMS SPV LLC and may be deemed to own beneficially the shares held by HMS SPV LLC. HMS SPV Partners owns no securities of the Issuer directly. Viswanathan is the Manager of HMS SPV LLC and shares voting and dispositive power over the shares held by HMS SPV LLC, and may be deemed to own beneficially the shares held by HMS SPV LLC. Viswanathan owns no securities of the Issuer directly.

(3)

In connection with the Merger, Capital Fund received (i) 4,596,532 shares of Class A Common Stock of New Hims; (ii) 449,633 Earn Out Shares and (iii) 28,216 shares of New Hims Class A Common Stock that can be acquired upon the exercise of an existing warrant. The Earn Out Shares vest according to the Earn Out Conditions. If the Earn Out Conditions are not met during the Earn Out Period, then the unvested Earn Out Shares will be automatically forfeited. In connection with the Merger, HMS SPV LLC received (i) 8,789,186 shares of Class A Common Stock of New Hims; (ii) 859,764 Earn Out Shares and (iii) 53,958 shares of New Hims Class A Common Stock that can be acquired upon the exercise of an existing warrant. The Earn Out Shares vest according to the Earn Out Conditions. If the Earn Out Conditions are not met during the Earn Out Period, then the unvested Earn Out Shares will be automatically forfeited.

(4)	This calculation is based on 181,487,235 shares of Class A Common Stock, reported to be outstanding as of January 20, 2021 in the Issuer’s Form 8-K, filed with the SEC on January 26, 2021.

CUSIP No. 433000106	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

Hims & Hers Health, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2269 Chestnut Street, #523, San Francisco, California 94123

Item 2.

(a)	Name of Reporting Persons Filing

1.	NewView HMS SPV, LLC (“HMS SPV LLC”)
2.	NewView HMS SPV Partners, LLC (“HMS SPV Partners”)
3.	Ravi Viswanathan (“Viswanathan”)

(b)	Address of the Principal Office or, if None, Residence

The address of the principal offices of the Reporting Persons is 1201 Howard Ave., Suite 101, Burlingame, California 94010

(c)	Citizenship

1. HMS SPV LLC	Delaware
2. HMS SPV Partners	Delaware
3. Viswanathan	United States of America

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

(e)	CUSIP Number

433000106

Item 3.	Not applicable.

CUSIP No. 433000106	13G	Page 6 of 9 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person

(b)	Percent of class: See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 433000106	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021

NewView HMS SPV, LLC

By: NewView HMS SPV Partners, LLC
Its: Managing Member

By:	/s/ Ravi Viswanathan
Ravi Viswanathan, Manager

NewView HMS SPV Partners, LLC

By:	/s/ Ravi Viswanathan
Ravi Viswanathan, Manager

/s/ Ravi Viswanathan
Ravi Viswanathan

CUSIP No. 433000106	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).

CUSIP No. 433000106	13G	Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 1, 2021

NewView HMS SPV, LLC

By: NewView HMS SPV Partners, LLC
Its: Managing Member

By:	/s/ Ravi Viswanathan
Ravi Viswanathan, Manager

NewView HMS SPV Partners, LLC

By:	/s/ Ravi Viswanathan
Ravi Viswanathan, Manager

/s/ Ravi Viswanathan
Ravi Viswanathan